Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Cinram Receives Approvals for Normal Course Issuer Bid

    TORONTO, March 29 /CNW/ - Cinram International Income Fund ("Cinram" or
the "Fund") (TSX: CRW.UN) today announced that it has received regulatory approval and satisfactory amendments to the Fund's credit facilities such that it can proceed with the normal course issuer bid (NCIB) that was first announced on March 5, 2007.
    Pursuant to the NCIB, Cinram may purchase up to a total of 5,000,000 units (approximately 8% of the "public float") for cancellation through the facilities of the TSX during the 12-month period starting March 30, 2007.
Cinram will pay the market price at the time of acquisition for unit purchases made through the NCIB. The actual number of units which may be purchased pursuant to the NCIB and the timing of any such purchases will be determined by Cinram's management and in accordance with applicable securities legislation.

    About Cinram
    Cinram International Inc., an indirect wholly-owned subsidiary of the
Fund, is the world's largest provider of pre-recorded multimedia products and related logistics services. With facilities in North America and Europe,
Cinram International Inc. manufactures and distributes pre-recorded DVDs, VHS video cassettes, audio CDs, audio cassettes and CD-ROMs for motion picture studios, music labels, publishers and computer software companies around the world. The Fund's units are listed on the Toronto Stock Exchange under the symbol CRW.UN and are included in the S&P/TSX Composite Index. For more information, visit our website at www.cinram.com.

    Certain statements included in this release constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation
Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Fund, or results of the multimedia duplication/replication industry, to be materially different from any future results, performance or achievements expressed or implied by such forward looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact the demand for the Fund's products and services; multimedia
duplication/replication industry conditions and capacity; the ability of the
Fund to implement its business strategy; the Fund's ability to retain major customers; the Fund's ability to invest successfully in new technologies and other factors which are described in the Fund's filings with the securities commissions.

    %CIK: 0000908262

    /For further information: Lyne Beauregard Fisher, Tel: (416) 321-7930,
lynefisher(at)cinram.com/
    (CRW.UN.)

CO:  Cinram International Income Fund

CNW 08:28e 29-MAR-07